

Mail Stop 3720

January 11, 2016

Roger Branton
Chief Financial Officer
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, Florida 34236

> **Re: xG Technology, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2015**
> **File No. 333-208650**

Dear Mr. Branton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you plan to use a placement agent and that they are to use "reasonable best efforts" in connection with this offering. Please revise your disclosure to clarify what is meant by this statement and provide the disclosure required by Item 501(b)(8) of Regulation S-K regarding the nature of the underwriting arrangement. Additionally, if the offering is being made on a best efforts basis through the placement agent, please revise your disclosure throughout to discuss the uncertainty of raising the full offering amount and how the amount and use of proceeds will be affected if you sell only 25%, 50% and 75% of the units being offered. Lastly, please identify the placement agent as an underwriter.

2.   Furthermore, please clarify the following statement in the first paragraph under "Plan of Distribution" on page 4: "We have entered into a securities purchase agreement with the purchasers for the purchase of the Units offered in this offering." This disclosure suggests that you made offers and entered into a securities purchase agreement for the securities being offered in the current registration statement prior to the filing of the registration statement. Please advise.

3.   Please explain to us why you have disclosed on the prospectus cover page that you are offering the units at an "assumed" offering price.

4.   Please update your executive compensation disclosure to include the most recently completed fiscal year. You may wish to refer to Regulation S-K Compliance and Disclosure Interpretations Question 117.05.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Emily C. Drazan, Attorney-Advisor, at (202) 551-3208, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: David Danovitch, Esq.
       Avraham Adler, Esq.